

UP ESMERALDA

ULTRAPETROL

Fourth Quarter and Fiscal 2008 Earnings Presentation

March 18, 2009



AMADEO

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2008
- EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol's FY 2008 & Subsequent Events Highlights

(In $ 000's)	FY 2008 Incl. Disc. Op.	FY 2007 Incl. Disc. Op.	% Change	FY 2008 Excl. Disc. Op.	FY 2007 Excl. Disc. Op.	% Change
Revenues (1)	$303,575	$193,807	57%	$303,575	$193,807	57%
EBITDA as reported (3)	$116,859	$64,968	80%	$123,546	$63,898	93%
Net income as reported	$47,523	$4,441	970%	$63,971	$8,358	665%
EPS as reported	$1.48	$0.14	957%	$1.99	$0.26	665%
Ex-items						
Non-Cash (Gains) Losses on FFAs (2)	(11,719)	11,719	-	(11,719)	11,719	-
Income Tax on Exchange Variance Provision (4)	(4,979)	3,273	-	(4,979)	3,273	-
Adjusted EBITDA (3)	$105,140	$76,687	37%	$111,827	$75,617	48%
Adjusted Net Income	$30,825	$19,433	59%	$47,273	$23,350	102%
Adjusted EPS (In $)	$0.96	$0.62	55%	$1.47	$0.74	99%

- Discontinued operations:
  - As anticipated we have terminated our passenger operation → *Blue Monarch* is in the market for sale
  - Passenger vessel 2008 result (US$ 16.4 million) includes US$ 9.5 million loss in the fourth quarter to run off and write vessel down to scrap value

(1) Revenue exclude discontinued operations
(2) Please refer to our 20-F filed March 17, 2009 with US SEC for a full disclosure on Non-Cash Losses on FFAs
(3) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix to this presentation
(4) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol's 4Q 2008 & Subsequent Events Highlights

(In $ 000's)	4Q 08 2008 Incl. Disc. Op.	4Q 07 2007 Incl. Disc. Op.	% Change	4Q 2008 Excl. Disc. Op.	Q4 2007 Excl. Disc. Op.	% Change
Revenues (1)	**$71,432**	**$54,752**	**30%**	**$71,432**	**$54,752**	**30%**
EBITDA as reported (3)	**$23,035**	**$21,697**	**6%**	**$25,151**	**$23,611**	**7%**
Net income as reported	**$3,405**	**$6,271**	**-46%**	**$12,447**	**$9,259**	**34%**
EPS as reported	**$0.11**	**$0.20**	**-45%**	**$0.41**	**$0.29**	**41%**
Ex-items						
Non-Cash (Gains) Losses on FFAs (2)	-	(2,596)	-	-	(2,596)	-
Income Tax on Exchange Variance Provision (4)	(3,420)	(308)	-	(3,420)	(308)	-
Adjusted EBITDA (3)	$23,035	$19,101	21%	$25,151	$21,015	20%
Adjusted Net Income	($15)	$3,367	-100%	$9,027	$6,355	42%
Adjusted EPS (In $)	$0.00	$0.11	-100%	$0.30	$0.20	50%

- Fully drew down OFID 12-year facility on December 15, 2008: $15.0 million
- Share Repurchase Program:
  - In the fourth quarter we repurchased 3,251,923 shares at an average price of $4.01
  - Total of 3,923,094 common shares repurchased up to date at an average price of $4.97 for a total cost of $19.5 million
  - Recently extended program until March 31, 2009

(1) Revenue exclude discontinued operations
(2) Please refer to our 20-F filed March 17, 2009 with US SEC for a full disclosure on Non-Cash Losses on FFAs
(3) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix to this presentation
(4) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business


ULTRAPETROL
RIVER BUSINESS

River Business FY & 4Q 08 2008 Highlights

(In $ 000's)	FY 2008	FY 2007	% Change	4Q 08	4Q 07	% Change
Volumes (In Metric Tons)	4,327,169	4,098,301	6%	804,654	922,307	-13%
Revenues	$126,425	$93,940	35%	$25,750	$24,275	6%
Voyage Expenses	(66,782)	(42,673)	56%	(13,921)	(12,906)	8%
Running Costs	(37,012)	(26,149)	42%	(9,893)	(7,472)	32%
G&A	(9,475)	(6,716)	-	(2,685)	(1,871)	-
Other operating Income (expense)	2,182	17	-	1,470	(3)	-
Investment in affiliates	(268)	(141)	-	(150)	(69)	-
Other net	(629)	(591)	-	(178)	(176)	-
Segment EBITDA	$14,441	$17,687	-18%	$393	$1,778	-78%

Voyage Expenses FY 2008 vs. FY 2007 Increase

$24,109

- Increase in Fuel Expense (1) = $18,487
  - $ 15,654 due to fuel price
  - $ 2,833 due to quantity consumed
- Increase in Other Voyage Expenses (1) = $5,622

(1) Source: Company calculations / data

FY 2008 vs FY 2007 - Breakdown per Ton Transported

(In $ Ton)	FY 2008	FY 2007	Difference
Increase in Other Voyage Expenses (Excluding Fuel Price Adjustment)	$3.28 or 21%		
Increase in Running Costs	$2.17 or 34%		
Total increase in Operating Costs (Excluding Fuel price Adjustment)	$5.45 or 25%		
Average Freight Rate	$27.53	$21.53	27.86%
Difference	$6.00		
Of which			
Fuel adjustment explains	$3.79 or 17.60%		
Average price increases and cargo mix explain	$2.21 or 10.26%		

Net increase in costs: US$ 3.24 per ton

- Net increase of US$ 3.24 per ton resulted mainly from increases in crew and other operational costs but significantly affected by revaluation of local currencies against US dollar during first 3 quarters of 2008
- This trend was reversed in 4Q 08 and 1Q 09

✓ Paraguayan currency appreciation of 16 % in first 3 quarters of 2008 (vs. FY 2007 average) (1)


5,300.00
5,100.00
4,900.00
4,700.00
4,500.00
4,300.00
4,100.00
3,900.00
3,700.00
Guarani / US$
Guarani / US$
1Q 07
2Q 07
3Q 07
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Period

✓ Devaluation of local currencies in 4Q 08 continued in Q1 2009 → can help reduce our costs going forward (1)


3.75
3.65
3.55
3.45
3.35
3.25
3.15
3.05
2.95
2.85
AR$ / US$
Argentinean Currency Depreciation (1)
AR$ / US$
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
Period

(1) Source: Argentinean Central Bank – March 11, 2009

River Business FY 2008 Overview & Outlook


9%
11%
17%
63%
Soybeans & By-Products
Iron Ore
Petroleum Products
Other

4.3 million tons loaded in 2008


Volumes Loaded – 2008 vs. 2007
Millions Tons
5
4
3
2
1
0
4.1
4.3
3.2
3.5
0.9
0.8
FY
1Q, 2Q & 3Q
Q4
2007
2008

Smaller volumes in 4Q 08

- Substantial decrease in soybean transported due to financial freeze of soybean exports
- No shipments of iron ore in 4Q 08 due to low water levels in High Paraguay River and very weak iron ore exports due to crisis

Paraguayan Soybean Seeded Area & Production


9-year Seeded Area CAGR = 10%
Million Hectares & Tons
8
7
6
5
4
3
2
1
0
1.2
2.9
2.6
6.8
2.8
7.2(1)
4.0
(2)
3.0
7.7
(2)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10E
Seeded Area
Production

➢ 2009 soybean volumes will suffer negative impact of drought → Current USDA estimates of Paraguayan 2009 crops are 4.0 million tons (decrease of 3.2 million tons from previous estimate of 7.2 million tons):

- Estimated impact in 2009 volumes = 1.8 / 2.0 million tons.
- Potential drought impact in 2009 EBITDA about US$ 4.0 million
- Given growth of seeded area and a normal rainfall in 2010 total Paraguayan crop should be 7.7 million tons (0.9 million more than 2008 production)

(1) Original USDA Projections for 2009 Paraguayan soybean Production

(2) Company Estimated based on same yield per acre than 2008

River Business Long Term Outlook

Estimated Age Profile of Hidrovia Fleet in 5 years [1]


700
600
500
400
300
200
100
0
# of Barges
0-10
20-10
20-30
30-35
+35
Age

- Out of 607 barges that will require renewal in the next 5 years, 511 belong to competitors (96 ours, most of which were included in bottom replacement program conducted over the last 4 years)
- In current financial environment it is unlikely that smaller companies may obtain extensive financing for fleet renewal
- Ultrapetrol new yard is unique in its kind in South America → will build Jumbo barges (2,500 dwt.) for nearly 40% less than alternative cost

➢ About 40% of the capacity presently operating in Hidrovia will have to be replaced in the next 5 years

➢ **Reengining**

- Additional 24,200 BHP of pushing capacity → Reduces pushboat's fixed costs / dwt carried
- By consuming Heavy Fuel instead of Diesel Oil we expect to reduce our fuel bill approx. US$ 6.9 million per year when first stage fully implemented [2]
- Increases navigation speed → Reduces round trip duration
- When completed at end 2010 will significantly improve margins

(1) Company Estimates

(2) Assumes same metric tons of fuel consumed as FY 2008 at same avg. price gap of Diesel Oil – IFO 180 as of 4Q 08 (Source: Bunkerworld)



OFFSHORE SUPPLY BUSINESS

Offshore Supply Business FY 2008 Overview

Five vessels operated during 2008:

- Brazilian Market
  - Two vessels committed until 2Q / 4Q 2009
  - Activity in Brazil positioned for growth
    - ✓ 2008 discoveries scheduled to start production in 2012 / 2013
    - ✓ Brazil nearly doubled its oil reserves during 2008
    - ✓ Petrobras expected to double its OSV chartered fleet by 2012 and triple it by 2020 to service new rigs' needs
- North Sea Market
  - One vessel committed until 2Q 2009
  - Two vessels committed until 3Q 2009

Seven vessels under construction:

- Brazil - 1 Vessel
  - *UP Rubi* → delivery expected during 2Q 2009. Already committed on a 4-year Time Charter @ a rate exceeding US$ 30,000 per day
- India - 4 Vessels
  - Completed keel laying for first vessel
  - Keel laying for second vessels expected for March 2009
  - Steel cutting progressing on last two vessels
  - Estimated Deliveries:
    - 1st vessel & 2nd vessel → 2009 / 2010
    - 3rd & 4th vessels → 2010
- China - 2 Vessels
  - Keel laying has begun for the two vessels
  - Estimated deliveries for 2009 and 2010

Offshore Supply Business FY & 4Q 08 2008 Highlights

(In $ 000's)	FY 2008	FY2007	% Change	4Q 08	4Q 07	% Change
Revenues	43,907	41,514	6%	$10,727	$11,361	-6%
Voyage Expenses	(1,902)	(1,822)	4%	(455)	(756)	-40%
Running Costs	(16,719)	(13,991)	19%	(3,943)	(4,413)	-11%
G&A	(7,879)	(6,324)	-	(2,667)	(3,066)	-
Other operating Income (expense)	2,368	(5)	-	84	(5)	-
Minority interest	(1,229)	(745)	-	(365)	(225)	-
Net Gains (Losses) on derivatives (1)	2,954	-	-	2,954	-	-
Other net	25	17	-	(1)	-	-
Segment EBITDA	21,525	18,644	15%	$6,334	$2,896	119%

+15% (FY 2008 vs FY2007) +119% (4Q 08 vs 4Q 07)

- 4Q 08 EBITDA includes a $ 3.0 million gain on forward sales of foreign currency (British Pounds)
- FY 2008 segment EBITDA excluding future m-t-m gains on derivatives: $19.1 million (slightly above FY 2007 EBITDA)

(1) Corresponds to GBP sold forward to cover the valuation of Pounds vs US$ in 2008 and 2009. Represents 100% of the m-t-m value as of Dec 31, 2008

Offshore Supply Business Outlook

- Assuming UP Rubi commences operations in 2Q 09 → Approximately potential US$ 4.9 million positive impact in 2009
- Brazilian Real devaluation, if sustained through 2009, should partially help reduce costs
- At current US$ / GBP exchange rate, FY 2009 would include a gain of approximately US$ 0.2 million on foreign hedges resulting from the positive difference between the settlements on such derivatives during 2009 and the m-t-m of those positions at end of 2008 (1)
- Average exchange rate for FY 2008 US$ / GBP:1.85 → Variations in 2009 GBP Exchange rate would impact Offshore Business Revenue level

Annualized gross profit contribution obtained from different fleet sizes at same level per vessel as obtained by existing fleet in 2008 (2), (3)



Pro Forma Gross Profit Contribution ($ 000's)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
25,286
30,343
40,458
50,572
60,686
2008 / 5 PSV's
6 PSV's
8 PSV's
10 PSV's
12 PSV's

(1) Assumes US$ / GBP: 1.4090 as of March 16, 2009. Source: Bank of England

(2) Pro Forma Gross Profit Contribution = Revenues minus Voyage Expenses minus Running Costs

(3) Gross Profit Contribution of vessels can be affected by devaluations of Brazilian Real and / or GBP against US Dollar

Offshore Supply Daily TC Rates & Industry Outlook

2006 – 2009 North Sea spot rates (1)



GBP / Day
40,000
30,000
20,000
10,000
0
34,578
35,900
34,604
26,909
17,643
23,455
17,777
11,395
9,262
Source: Seabrokers
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2006
2007
2008
2009

Estimated PSV's required & Rigs on order (2)

Year	2009	2010	2011+
Rigs on order (cumul.)	69	121	172
Required PSVs (cumul.)	117	206	292
PSVs on order (cumul.) (5)	95	159	189



2009 - 2011+ PSVs shortfall = 103
350
300
250
200
150
100
50
0
95
117
159
206
189
292
2009
2010
2011+
PSVs on order (cumul.)
Required PSVs (cumul.)

Assumes 1.7 PSVs required per ordered rig.

UP North Sea Fleet Daily Average Time Charter (3),(4)



$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
30,487
29,700
28,278
27,818
4Q 07
FY 07
4Q 08
FY 08

UP Brazil Fleet Daily Average Time Charter (3),(4)



$ / Day
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
23,407
22,446
22,289
23,650
4Q 07
FY 07
4Q 08
FY 08

(1) Source: Seabrokers

(2) Source: DVB Annual Report 2008 – Outlook 2009

(3) Company calculations / data

(4) Includes income related to delay and loss of hire insurances – basis calendar days

(5) Excludes OSV's < 2,000 Dwt

Offshore Supply Fleet Overview

Fleet in Operation

Vessel	Deck Area	Year Built	Market	Contract	Approx. Expiry
UP Safira	840 m^2	2005	North Sea	Time Charter	Apr-09
UP Esmeralda	840 m^2	2005	North Sea	Time Charter	Jul-09
UP Topazio	840 m^2	2006	North Sea	Time Charter	Sep-09
UP Agua-Marinha	840 m^2	2006	Brazil	Time Charter	Apr - Dec 09
UP Diamante	840 m^2	2007	Brazil	Time Charter	Apr - Dec 09

Fleet under Construction

Vessel	Deck Area	Expected Delivery
UP Rubi	840 m^2	2Q 2009 (Chartered for 4 years)
Indian PSV 1	840 m^2	4Q 2009
Indian PSV 2	840 m^2	1Q 2010
Indian PSV 3	840 m^2	2Q / 3Q 2010
Indian PSV 4	840 m^2	3Q 2010
UP Jasper	1,020 m^2	4Q 2009
UP Turquoise	1,020 m^2	1Q 2010

ULTRAPETROL

OCEAN BUSINESS



Ocean Business FY & 4Q 08 2008 Highlights / Tanker Fleet

(In $ 000's)	FY 2008	FY2007	% Change	4Q 08	4Q 07	% Change
Revenues	133,243	58,353	128%	$34,955	$19,116	83%
Voyage Expenses	(6,606)	(2,059)	221%	(2,370)	(1,548)	53%
Running Costs	(35,455)	(17,813)	99%	(8,711)	(6,093)	43%
G&A	(7,042)	(7,315)	-	(1,631)	(1,759)	-
Other operating Income	1,963	10,932	-	1,269	10,374	-
Net gain (losses) on derivatives	5,862	(17,801)	-	-	(1,566)	-
Investment in affiliates	(174)	113	-	(42)	(413)	-
Minority interest	1	6	-	-	(11)	-
Other net	46	235	-	40	209	-
Segment EBITDA	91,838	24,651	273%	$23,510	$18,309	28%



Product Tanker Fleet

- Our small Product Tankers continue to be employed in South America
- Local demand for modern capacity is very stable
- Reduced exposure to the spot market → long term charters with major international oil companies

Capesize / OBO Fleet Overview

Capesize / OBO Fleet

- For the whole 4Q 2008 our three OBO vessels operated under their 4TC Capesize Routes Index-linked time charters which expire during 1H 2009
- Recently sold 180 days in 2010 (15 days per month) in OTC FFAs at a fixed rate of $30,000
- As of March 16, 2009, 71% of remaining 2009 (basis 4 ships) and 69% of 2010 (basis 3 ships) Capesize operating days were covered through FFAs (assuming discount of 25% of index value) (1)
- Mark-to-market as of March 16, 2009 of all outstanding FFA contracts was US$ 58.4 million
- FFAs by counterpart (days sold):



LCH Clearnet 8%
Navios 1%
Cetragpa SNC (Dreyfus) 14%
Bunge S.A. 77%
Cetragpa SNC (Dreyfus)
Bunge S.A.
LCH Clearnet
Navios

Current Capesize Forward Curve (2) vs. FFA Coverage



100,000
80,000
60,000
40,000
20,000
0
US$ per Day
91,833
91,833
81,792
81,792
65,495
23,286
17,909
17,956
18,075
19,388
1Q 09
2Q 09
3Q 09
4Q 09
FY 10
Current Forward Curve
Ultrapetrol's Coverage

(1) Includes buyback of 90 day previously sold in 1Q 09 & 2Q 09 and 180 days recently sold in 2010. Assumes 1,151 operating days remaining in 2009 and 1,057 operating days in 2010

(2) Baltic Exchange Forward Assessment as of March 16, 2009

Capesize Fleet Outlook - Gross Profit Contribution Projection



Average Daily Time Charter Revenues(1) to (5)
US$ / Day
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
24,318
30,469
67,514
46,068
36,983
2006 3 Ships
2007 3.1 Ships
2008 4 Ships
2009Est. 4 Ships
2010Est. 3 Ships



Capesize Fleet Gross Profit Contribution(1) to (5)
US$ Million
90
80
70
60
50
40
30
20
10
0
16.6
24.3
79.8
51.4
28.4
2006 3 Ships
2007 3.1 Ships
2008 4 Ships
2009Est. 4 Ships
2010Est. 3 Ships

- Strong Gross Profit Contribution projections are based on successful FFA coverage



Last 3-month Baltic 4TC Capesize Routes Average (6)
US$ / Day
50,000
40,000
30,000
20,000
10,000
0
4,193
9,740
15,235
34,101
39,401
22,422
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09

(1) Assumes a 25% discount for our vessels from the futures market index's theoretical vessel and uses the future settlement assessments as published by Baltic Exchange on March 16, 2009 to value all "Non-Covered" available days in 2009 and 2010 (days on calendar year less number of UP Equivalent days sold on FFAs)

(2) Some of the values in these graphs are based on estimates and assumptions and consequently may change

(3) Excludes Non Cash Losses on FFAs

(4) Excludes Non Cash Gains on FFAs

(5) Gross Profit Contribution = Revenues – Voyage Expenses – Running Costs

(6) Source: Baltic Exchange as of Mar 16, 2009

Ocean Fleet Overview

Vessel Name	Description	DWT	Contract
Princess Nadia	Suezmax OBO / Capesize Vessels	152,328	BCI 4TC Related Time Charter
Princess Susana		152,301	COA
Princess Katherine		164,100	BCI 4TC Related Time Charter
Princess Marisol		166,013	COA
Miranda I	Handysize / Product Tankers	6,575	Time Charter
Alejandrina		9,219	Time Charter
Amadeo		39,530	Time Charter
Austral		11,299	Time Charter
Alianza G3	Semi Integrated Tug / Barge Unit	43,164	Under repairs in Argentina



Expected Expansion CAPEX Program

- 2009-2010 Total CAPEX = US$ 192.9 Million

(All figures in US$ Million)	2009	2010
River Business		
Shipyard Construction	8.0	-
Re-engining & Re-powering Project	30.4	8.0
Barge Building	14.0	28.8
Barge Enlargement & Re-bottoming	8.0	8.0
Total River Business	60.4	44.8
Offshore Supply Business		
1 PSV Construction in Brazil	3.1	-
4 PSVs Construction in India	30.3	21.7
2 PSVs Construction in China	26.3	5.3
Total Offshore Supply Business	59.7	26.9
Ocean Business		
Inert Gas System for Product Carriers	1.2	-
Total Ocean Business	1.2	-
Ultrapetrol Total Capital Expenditures	121.2	71.7

This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.

- Estimated Cash & Cash Equivalents as of December 31, 2008 of US$ 105.9 million
- Undrawn portion of DVB / Natixis Financing as of Dec 31, 2008: US$ 79.8 million
- Substantial additional leverage capacity → Brazilian (*UP Rubi*) and Chinese PSV newbuildings not mortgaged to any financing

ULTRAPETROL FLEET AS OF MARCH 17, 2008

RIVER FLEET	Number	Capacity
Pushboats	29	104,850 BHP
Pushboats Under Construction	1	8,325 BHP
Dry Barges	547	923,370 Dwt
Tank Barges	44	96,698 m^3
Transfer Station	1	35,000 Dwt
OFFSHORE SUPPLY FLEET	**Number**	**Deck Area**
PSVs in Operation	5	4,200 m^2
PSVs Under Construction	7	6,240 m^2
TOTAL OFFSHORE SUPPLY FLEET	12	-
OCEAN FLEET	**Number**	**Capacity**
Capesize / OBOs	4	634,742 Dwt
Handysize / Product Tankers	4	66,623 Dwt
Semi-Integrated Tug / Barge Unit	1	43,164 Dwt
TOTAL OCEAN FLEET	9	744,529 Dwt

1) Passenger vessel: Blue Monarch – held for sale

Year-on-Year Ultrapetrol's Income Statement

(In $ 000's)	FY 2008	FY 2007	4Q 08	4Q 07
Revenues	$303,575	$193,807	$71,432	$54,752
Voyage Expenses	(75,290)	(46,554)	(16,746)	(15,210)
Running Costs	(89,186)	(57,953)	(22,547)	(17,978)
D&A	(38,620)	(30,268)	(10,864)	(8,991)
G&A	(24,396)	(20,355)	(6,983)	(6,696)
Other Operating Income	6,513	10,944	2,823	10,366
Operating Income	82,596	49,621	17,115	16,243
Financial Expenses	(30,542)	(20,440)	(11,723)	(5,561)
Financial Income	1,156	2,916	328	628
Income (Loss) on FFAs	8,816	(17,801)	2,954	(1,566)
Investment in Affiliates	(442)	(28)	(192)	(482)
Other, net	(558)	(339)	(139)	33
Income Taxes	4,173	(4,832)	4,469	200
Minority Interest	(1,228)	(739)	(365)	(236)
Income from continuing operations	$63,971	$8,358	$12,447	$9,259
EPS (In USD), from cont. operations	$1.99	$0.26	$0.41	$0.29
Income (loss) from discontinued operations	(16,448)	(3,917)	(9,042)	(2,988)
Net Income	$47,523	$4,441	$3,405	$6,271
EPS (In USD)	$1.48	$0.14	$0.11	$0.20
EBITDA(1)	$116,859	$64,968	$23,035	$21,697
Non-Cash (Gains) Losses on FFAs	(6,311)	11,719	-	(2,596)
Cash losses / Settlements on FFAs already accounted for in our Dec 31, 2007 Financial results	(5,408)	-	-	-
Income Tax on Exchange Variance Provision(2)	(4,979)	3,273	(3,420)	(308)
Adjusted EBITDA(1)	$105,140	$76,687	$23,035	$19,101
Adjusted Net Income	$30,825	$19,433	($15)	$3,367
Adjusted EPS	$0.96	$0.62	$0.00	$0.11

Adj.EBITDA, Adj. Net Income and Adj. EPS excluding disc. Op.: US$ 111.8 MM, US$ 47.3 MM and $ 1.47

(1) A reconciliation of EBITDA and Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
(2) Provision for Income Tax on foreign currency exchange (gains) losses on US Dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Year-on-Year Ultrapetrol's Income Statement

(In $ 000's)	FY 2008	FY 2007	% Change	4Q 08	4Q 07
Revenues					
Attributable to River Business	$126,425	$93,940	35%	$25,750	$24,275
Attributable to Offshore Supply Business	43,907	41,514	6%	10,727	11,361
Attributable to Ocean Business	133,243	58,353	128%	34,955	19,116
Total revenues	$303,575	$193,807	57%	$71,432	$54,752
Voyage expenses					
Attributable to River Business	(66,782)	(42,673)	56%	(13,921)	(12,906)
Attributable to Offshore Supply Business	(1,902)	(1,822)	4%	(455)	(756)
Attributable to Ocean Business	(6,606)	(2,059)	221%	(2,370)	(1,548)
Total voyage expenses	($75,290)	($46,554)	62%	($16,746)	($15,210)
Running costs					
Attributable to River Business	(37,012)	(26,149)	42%	(9,893)	(7,472)
Attributable to Offshore Supply Business	(16,719)	(13,991)	19%	(3,943)	(4,413)
Attributable to Ocean Business	(35,455)	(17,813)	99%	(8,711)	(6,093)
Total running costs	($89,186)	($57,953)	54%	($22,547)	($17,978)
Amortization of Dry Dock & Intangible Assets	(4,367)	(7,385)	-41%	(1,023)	(1,714)
Depreciation of Vessels and Equipment	(34,253)	(22,883)	50%	(9,841)	(7,277)
Administrative and Commercial Expenses	(24,396)	(20,355)	20%	(6,983)	(6,696)
Other Operating Income	6,513	10,944	-40%	2,823	10,366
Operating Profit	$82,596	$49,621	66%	$17,115	$16,243
EBITDA					
Attributable to River Business	14,441	17,687	-18%	393	1,778
Attributable to Offshore Supply Business	21,525	18,644	15%	6,334	2,896
Attributable to Ocean Business	91,838	24,651	273%	23,510	18,309
Discontinued Operations	(6,687)	1,070	-	(2,116)	(1,914)
Financial income	1,156	2,916	-	328	628
Other financial expense	(5,414)	0	-	(5,414)	0
EBITDA	$116,859	$64,968	80%	$23,035	$21,697

Ultrapetrol's Balance Sheet

(In $ 000's)	At December 31, 2008	At December 31, 2007	% Change
ASSETS			
Cash & Cash Equivalents	$105,859	$64,262	65%
Accounts Receivables	17,782	15,580	14%
Other Current Assets	84,271	25,399	232%
Total Current Assets	207,912	105,241	98%
Vessels and Equipment, Net	552,683	452,544	22%
Noncurrent Other Receivables	36,551	9,976	266%
Noncurrent Restricted Cash	1,170	19,647	-94%
Other Noncurrent Assets	26,743	34,752	-23%
Total Noncurrent Assets	617,147	516,919	19%
TOTAL ASSETS	$825,059	$622,160	33%
LIABILITIES			
Accounts Payable	21,747	16,813	29%
Accrued Interest	2,567	2,579	0%
Current Portion of Long-term Financial Debt	43,421	17,795	144%
Other Current Liabilities	4,431	3,286	35%
Total Current Liabilities	72,166	40,473	78%
Long-term Financial Debt	369,519	314,140	18%
Deferred Income Tax Liability	6,515	10,663	-39%
Noncurrent Other Payables	-	-	-
Total Noncurrent Liabilities	376,034	324,803	16%
Minority Interest	4,970	3,742	33%
Shareholder's Equity	371,889	253,142	47%
TOTAL LIABILITIES	$825,059	$622,160	33%

➢ **Ratios as of December 31, 2008 (Including Discontinued Operations):**

- Net Debt to Capital FY 2008: 45%
- Net Debt to EBITDA FY 2008: 2.95 x [(1)]
- Debt to EBITDA: 3.95 x [(1)]

(1) Calculations consider Adjusted EBITDA, including Disc. Operations (US$ 105.1 million)

Repayment of Existing Debt

- Balanced yearly principal repayments in the medium term
- No refinancing in the short and medium term
- Our US$ 180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- All of our long term loans are conservatively structured with loan to value ratios that match current values
- Our short term loan (3 years) with Banco Bice with a net outstanding of US$ 17.2 million will be prepaid in 2009
- We may finance on a long term basis our UP Rubi to be delivered in 2Q 2009. We may also finance UP Jasper and UP Turquoise when delivered

Yearly Capital Repayments Excluding Repayment of US$ 180.0 million note in 2014



Principal repayments (US$ Million)
60
30
0
41
12
11
18
23
16
16
37
23
12
13
9
2009 (1)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Principal Repayments

(1) Excludes US$ 2.5 million from Current Restricted Cash





Thank You

Q & A





ULTRAPETROL

Appendix

($000)	Year Ended December 31, 2008	2007
Net income (loss) from continuing operation	$63,971	$8,358
Income (loss) from discontinued operation, net of	(16,448)	(3,917)
Net Income (loss)	$47,523	$4,441
Plus		
Adjustments from continuing operations		
Financial expense	25,128	20,440
Income taxes	(4,173)	4,832
Depreciation and amortization	38,620	30,268
Adjustments from discontinued operations		
Financial expense	212	(262)
Income taxes	0	54
Depreciation and amortization	9,549	5,195
From continuing operations	123,546	63,898
From discontinued operations	(6,687)	1,070
EBITDA [1]	$116,859	$64,968

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

Appendix (cont'd)

(In $ 000's)	Fourth Quarter Ended December 31, 2008			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit	($2,337)	$2,495	$16,957	$17,115
Depreciation and amortization	3,058	1,251	6,555	10,864
Investment in affiliates / Minority interest	(150)	(365)	(42)	(557)
Net Gains (Losses) on derivates, net	-	2,954	0	2,954
Other, net	(178)	(1)	40	(139)
Segment EBITDA	$393	$6,334	$23,510	$30,237
Items not included in segment EBITDA				
Financial income				328
Other Financial expenses				(5,414)
From discontinued operations				(2,116)
Consolidated EBITDA				$23,035





Appendix (cont'd)

(In $ 000's)	Fourth Quarter Ended December 31, 2007			
	River	Offshore Supply	Ocean	TOTAL
Segment operating profit	($614)	$1,961	$14,896	$16,243
Depreciation and amortization	2,637	1,160	5,194	8,991
Investment in affiliates / Minority interest	(69)	(225)	(424)	(718)
Net Gains (Losses) on derivates, net	-	-	(1,566)	(1,566)
Other, net	(176)	0	209	33
Segment EBITDA	$1,778	$2,896	$18,309	$22,983
Items not included in segment EBITDA				
Financial income				628
Other Financial expenses				0
From discontinued operations				(1,914)
Consolidated EBITDA				$21,697
Adjustments:				
Non-cash gains on FFAs				0
Cash settlements on FFAs			(2,596)	(2,596)
Adjusted Consolidated EBITDA				$19,101

Appendix (cont'd)

(In $000)	Year Ended December 31, 2008			
	River	Offshore	Ocean	TOTAL
Segment operating profit (loss)	$2,736	$14,896	$64,964	$82,596
Depreciation and amortization	12,602	4,879	21,139	38,620
Investment in affiliates / Minority	(268)	(1,229)	(173)	(1,670)
Net Gains (Losses) on derivates, net	0	2,954	5,862	8,816
Other Net	(629)	25	46	(558)
Segment EBITDA	$14,441	$21,525	$91,838	$127,804
Items not included in segment				
Financial income				1,156
Other financial expenses				(5,414)
From discontinued operations				(6,687)
Consolidated EBITDA				$116,859
Adjustments:				
Net Gains (Losses) on derivates, net			(11,719)	(11,719)
Adjusted Consolidated EBITDA				$105,140



Appendix (cont'd)

($000)	Year Ended December 31, 2007			
	River	Offshore	Ocean	TOTAL
Segment operating profit (loss)	$8,648	$15,037	$25,936	$49,621
Depreciation and amortization	9,771	4,335	16,162	30,268
Investment in affiliates / Minority interest	(141)	(745)	119	(767)
Net Gains (Losses) on derivates, net	0	0	(17,801)	(17,801)
Other Net	(591)	17	235	-339
Segment EBITDA	$17,687	$18,644	$24,651	$60,982
Items not included in segment				
Financial income				2,916
From discontinued operations				1,070
Consolidated EBITDA				$64,968
Adjustments:				
Net Gains (Losses) on derivates, net			11,719	11,719
Adjusted Consolidated EBITDA				$76,687



